Exhibit 99.1

Everbright Digital Holding Limited Announces 1-for-16 Reverse Share Split Effective February 9, 2026

HONG KONG, Feb. 04, 2026 (GLOBE NEWSWIRE) -- Everbright Digital Holding Limited (Nasdaq: EDHL) (“EDHL” or “we,” “our,” or the “Company”), an integrated marketing solutions provider headquartered in Hong Kong, today announced that on January 16, 2026, its board of directors approved a reverse split of its ordinary shares on a one-for-sixteen basis (the “Reverse Share Split”), and a change in par value of its ordinary shares from USD 0.00004 per share to USD 0.00064 par value per share. The Company’s ordinary shares will begin trading on a post-split basis on February 9, 2026.

As a result of the Reverse Share Split, each sixteen (16) pre-split ordinary shares of the Company will be automatically combined into one (1) ordinary share without any action on the part of the holders, with par value of the ordinary shares of the Company being changed from USD 0.00004 per share to USD 0.00064 per share, and the Company’s issued and outstanding ordinary shares will be reduced from 26,660,000 to approximately 1,666,250. The Company’s ordinary shares will continue to trade on the Nasdaq Capital Market (“Nasdaq”) under the symbol “EDHL” under a new CUSIP number – G32212113. The Reverse Share Split is intended to increase the market price per share of the Company’s ordinary shares to allow the Company to maintain its Nasdaq listing.

No fractional shares will be issued as a result of the Reverse Share Split. Shareholders who would be entitled to a fractional share as a result of the 16 for 1 Reverse Split shall have their entitlement rounded up to the nearest whole share.

The Reverse Share Split was approved by a vote of the Company’s shareholders at its extraordinary meeting of shareholders held on September 30, 2025.

The Company’s transfer agent, VStock Transfer, LLC, will act as the exchange agent. Adjustments made to ordinary shares represented by physical stock certificates can be made upon surrender of the certificate to the transfer agent. Please contact VStock Transfer, LLC for further information at (212) 828-8436.

About Everbright Digital Holding Limited

Everbright Digital Holding Limited is an integrated marketing solutions provider headquartered in Hong Kong. The Company conducts all operations in Hong Kong through its operating subsidiary, Hong Kong United Metaverse Limited. The Company is an integrated marketing solutions provider in Hong Kong that is deeply involved in the metaverse and related technologies, providing one-stop digital marketing services to support businesses through every stage of their development, including metaverse stimulation, virtual reality (VR) and augmented reality (AR) design and creation, creative event planning and management, IP character creation and social media marketing.

For more information, please visit the Company’s website: https://umeta.hk/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this prospectus. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For investor and media inquiries, please contact:

Everbright Digital Holding Limited

Leung Chun Yip, CEO

Email: michael@umeta.hk